Exhibit 11.
 Statement Regarding Computation of Per Share Earnings
 In thousands, except per share amounts

 For the periods ended March 31               1996      1995
Primary earnings per common share:
  Average common shares outstanding ....    11,295    11,205
  Common stock equivalents .............       128        93
                                           -------   -------
    Average shares and share equivalents    11,423    11,298


Net income .............................   $ 3,736   $ 3,795

Primary net income per share ...........   $  0.33   $  0.34


Fully-diluted earnings per common share:
  Average common shares outstanding ....    11,295    11,205
  Common stock equivalents .............       128        93
                                           -------   -------
    Average shares and share equivalents    11,423    11,298


Net income .............................   $ 3,736   $ 3,795

Fully-diluted net income per share .....   $  0.33   $  0.34